

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2006

Mr. Victor P. Stabio
Chief Executive Officer
Hallador Petroleum Company
1660 Lincoln St. #2700
Denver, Colorado 80264-2701

> **Re: Hallador Petroleum Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 0-14731**

Dear Mr. Stabio:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Financial Statements

1.   Please file audited statements of changes in stockholders' equity for each of your two preceding fiscal years in accordance with Item 310(a) of Regulation S-B.

2.   Given your disclosure on page 20 indicating that you made cash distributions
        amounting to $6.8 million in 2005, and purchased a limited partner interest for
        $1.2 million, tell us why you believe reporting the entire expenditure as a
        financing cash outflow is compliant with the guidance in SFAS 95.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 21

3.   Please expand your policy disclosure to discuss how you apply the entitlement
        method to your sales of oil and natural gas, sufficiently to understand how your
        policy compares to the guidance in EITF 90-22.

Note 3 – Stock Options and Bonus Plans, page 23

4.   We note your disclosure stating that you "purchased back" 749,723 outstanding
        employee stock options with a value of $1,305,000 on October 8, 2004, which
        was expensed during that period. Further, we note that on January 8, 2005 you
        "purchased back" options with a value of $407,000, which you accrued for as of
        December 31, 2004.

        Please tell us why you believe these transactions should be classified as changes
        in cash flows used in financing activities in your statements of cash flows, rather
        than as changes in cash flows provided by operating activities, given that you
        have apparently expensed the amounts paid to reacquire the options.

        Also disclose how you have been accounting for the options since issuance, along
        with details sufficient to understand the circumstances under which you decided
        to repurchase the earlier awards, and the manner of determining that $2.80 was
        the appropriate reference in calculating the amounts paid.

Note 6 – Reserve Data (Unaudited), page 25

5.   We note your reserve estimates were prepared by a sole-proprietor consulting
        petroleum engineer. Please expand your disclosure to identify the name of the
        individual or firm who prepared your estimates. Also, address this issue in your
        subsequent interim reports on Form 10-QSB.

Executive Compensation, page 29

6.   We note you paid $1,251,900 to your CEO in "Other Annual Compensation" which includes stock options with a value of $981,000. Please tell us how you have reported this expense in your statements of operations and cash flows.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Financial Statements

Balance Sheet, page 2

7.   We note you have reported a current receivable from Sunrise Coal, LLC ("Sunrise") of $3,814,000 and an investment in Sunrise of $127,000 as of June 30, 2006. Please disclose the method by which you are accounting for your investment in Sunrise; and the nature of the receivable from Sunrise. Please also disclose the status of the $7 million loan to that entity, made in the first quarter of 2006.

Management's Discussion and Analysis, page 8

8.   Expand your disclosure to include the terms of your coal sales agreements, including the nature of your obligation to deliver coal, and the manner of determining the prices that would be received. The implications of the possibility of not being able to deliver coal in accordance with the terms of the agreement should be clear.

Controls and Procedures, page 11

9.   Please revise your disclosure to comply with Item 308(c) of Regulation S-B which requires that you indicate whether there were any changes over financial reporting that occurred during *the last fiscal quarter* that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief